UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: January 31, 2005
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas	**75261-9100**
(Address of principal executive offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-Commencement communications pursuant to Rule 13e-4© under the Exchange Act (17 CFR 240.13e-4))

Item 1.01   Entry into a Material Agreement

1. On January 31, 2005, the Compensation Committee (the "Committee") of the Board of Directors of Kimberly-Clark Corporation (the "Company") established objectives for 2005 bonuses payable in 2006 to the executive officers of the Company under the Company's Executive Officer Achievement Award Plan (the "Plan"). The Plan was approved by the Company's stockholders on April 25, 2002, and filed as Exhibit 10(d) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

    2005 bonus awards under the Plan will be based on the Committee's judgment regarding the Corporation's and the executive officer's performance in 2005 against the objectives. The corporate objectives include both financial and non-financial goals. The financial goals for 2005 include growth in net sales, growth in earnings per share and improvement in return on invested capital. Non-financial goals for 2005 include various qualitative and quantitative measures which are intended to further align compensation with achieving the Company's Global Business Plan. The non-financial goals vary by executive officer depending on their areas of responsibilities. Depending on actual performance in 2005 against the financial and non-financial goals, 2005 bonus awards could range from zero to 240 percent of each executive officer's target bonus. In no event, will any executive officer's actual bonus exceed 0.3% of the Company's 2005 earnings before unusual items.

2. On January 31, 2005, the Committee also determined the amount of bonuses payable for 2004 performance to the executive officers of the Company under the Plan. The performance objectives for 2004 bonuses were established by the Committee in January 2004 and included both financial and non-financial goals. The 2004 financial goals included top-line growth, growth in earnings per share, and improvement in return on invested capital. The non-financial goals for 2004 included various qualitative and quantitative measures that are intended to improve the longer-term capabilities of the Company. Based on the Committee's assessment of 2004 performance, the named executive officers of the Company will each receive the following 2004 bonus payable in cash in February 2005:

Named Executive Officer:	Amount of 2004 Cash Bonus:
Thomas J. Falk	$ 2,386,500
Robert E. Abernathy	$ 703,000
Steven R. Kalmanson	$ 762,200
W. Dudley Lehman	$ 673,400
Robert P. van der Merwe	$ 688,200

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: January 31, 2005   By: _____

                                                Mark A. Buthman
                                                Senior Vice President and
                                                Chief Financial Officer